EXHIBIT 99.1

Pengrowth Announces First Quarter 2018 Results, Setting the Stage for Double-Digit Production Growth in 2018

CALGARY, Alberta, May 01, 2018 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (TSX:PGF) (NYSE:PGH) today announced its operating and financial results for the three months ended March 31, 2018.

The first quarter results are on plan, setting the stage for a solid year as “new” Pengrowth continues the transformation into a resource developer focused on its two 100 percent owned and operated growth assets at Lindbergh and Groundbirch. “Our results have positioned us with a good start to the year and have set us up to achieve our target of organic double-digit production growth in 2018,” said Pete Sametz, President and Chief Executive Officer of Pengrowth. “We will ultimately grow our production to approximately 24,000 barrels of oil equivalent (boe) per day by the end of the year, led by our top tier Lindbergh thermal oil asset.”

First Quarter Highlights:

First quarter results from our focused asset portfolio have positioned the Company on the path to achieving double-digit production growth in 2018

  Delivered first quarter average daily production of 19,541 boe per day, led by Lindbergh production which averaged 15,118 barrels (bbl) per day in the quarter.

  First quarter development activities at Lindbergh and Groundbirch resulted in significant production growth subsequent to the end of the quarter with Lindbergh production eclipsing 16,500 bbl per day in mid-April and Groundbirch production exceeding 28 million cubic feet (MMcf) per day in early April.

  Managed exposure to Western Canadian Select (WCS) price differential fluctuations in the quarter through physical delivery contracts that provided differential as well as pipeline apportionment protection. These contracts resulted in thermal oil prices being higher by approximately $10.50 per bbl in the quarter versus the benchmark prices. For the rest of 2018,  70 percent of projected WCS sales are price protected at an average price differential of approximately U.S. $16.80 per bbl.

  Achieved an average netback at Lindbergh of Cdn $26.16 per bbl in the quarter, including the impact of Pengrowth’s physical delivery contracts despite the benchmark light-heavy price differential widening significantly to over U.S. $24.00 per bbl.

Operations

Pengrowth achieved first quarter average daily production of 19,541 boe per day, led by production volumes from Lindbergh, which averaged 15,118 bbl per day in the quarter at an average SOR of 2.9. Subsequent to the end of the quarter, production at Lindbergh continued to ramp up following the development activities in the quarter, with volumes increasing to over 16,500 bbl per day in mid-April. Similarly, the development activities at Groundbirch in the quarter resulted in a ramp up of production at Groundbirch with total production increasing from approximately 9 MMcf per day at the start of the year to over 28 MMcf per day in early April, representing an increase of over 200 percent.

Lindbergh capital spending in the first quarter was focused on the conversion of four well pairs drilled on Pad D04 late in 2017 to SAGD production, equipment installation and initiation of circulating activities on the three remaining well pairs on Pad D04, as well as the commencement of the 2018 optimization program. As part of our 2018 optimization strategy for Lindbergh, the Company plans on drilling eight infill wells in support of production growth at Lindbergh. Drilling of the wells commenced in the second quarter and the Company expects to have the wells drilled, completed and tied-in by the third quarter. Following planned steaming operations, these wells are expected to be brought on stream in the fourth quarter of 2018, targeting Lindbergh production of approximately 18,000 bbl per day by the end of the year.

At Groundbirch, activities in the quarter included the completion and tie-in of three of the four wells drilled in 2017. In addition to the development activities, the Company completed the compression project which allows us to shift transportation of natural gas production at Groundbirch away from Station Two and onto the Nova Gas Transmission Limited (NGTL) system. As of April 1, 2018, volumes from Groundbirch commenced flow on the NGTL system. The fourth well completion and tie-in is anticipated during the third quarter of 2018. The gas production from Groundbirch is a physical hedge for our gas requirements needed to generate steam at Lindbergh, where we expect to utilize approximately 87 percent of the natural gas produced from Groundbirch.

Total capital expenditures in the first quarter were $26.4 million and primarily focused on development activities at Groundbirch and Lindbergh.

Net Operating and G&A Expenses

First quarter net operating expenses of $18.3 million ($10.41 per boe) were on track with full year guidance and reflect the lower operating costs associated with our focused asset base. Cash G&A expenses of $8.9 million ($5.06 per boe) in the quarter continue to trend downwards following the significant asset dispositions completed in 2017 and the subsequent realignment of staffing needs to match the smaller asset base. First quarter cash G&A still contained approximately $1.2 million of staffing costs related to the divested properties. These trailing tasks are expected to end in the second quarter of 2018, and the Company remains on track to reduce G&A costs further in the second half of the year. We anticipate full year 2018 cash G&A expenses to be in line with 2018 Guidance.

Financial Results

The Company reported funds flow from operations of $7.2 million ($0.01 per share), compared to funds flow of $26.9 million ($0.05 per share) for the same period in 2017. The decrease in funds flow year over year was primarily due to the absence of production volumes from divested properties combined with higher diluent expenses at Lindbergh. Diluent is required for processing and blending of Lindbergh bitumen production to meet pipeline specifications. The Company typically uses more diluent in the winter months due to the colder weather. Higher realized prices during the first quarter of 2018 compared to the same period in 2017, due to material improvements in crude oil benchmark prices, were partially offset by realized financial risk management losses.

Pengrowth's WCS physical oil delivery contracts in the first quarter insulated the Company from the volatility in the light-heavy price differentials and resulted in the Company’s Lindbergh production generating an operating netback of $26.16 per bbl. The physical hedge contracts in the quarter resulted in a realized gain of $10.51 per bbl for Pengrowth’s thermal oil sales. A summary of corporate and Lindbergh standalone Q1, 2018 operating netbacks is provided in the table below:

	Corporate	Lindbergh
Sales	39.97	42.33
Royalties	(2.79)	(2.57)
Net operating expenses	(10.41)	(10.59)
Transportation expenses	(2.73)	(3.01)
Operating netback	24.04	26.16

In addition to the physical delivery contracts, Pengrowth has in place financial risk management contracts for 2018. During the second half of 2017, in order to ensure compliance with relaxed covenants on its debt, Pengrowth entered into a series of WTI hedges. In the first quarter these hedges represented 62 percent of Pengrowth’s liquids production, and as Lindbergh production continues to increase through 2018, the percentage hedged will decline to approximately 55 percent of liquids production. These contracts generated a realized loss of approximately $7.96 per boe in the quarter, resulting in funds flow being lower by $14.0 million. If commodity prices remain at current levels, the absence of these financial risk management contracts will result in significantly higher realized prices for liquids production and higher funds flow, starting in 2019.

Pengrowth recorded a net loss of $27.2 million ($0.05 per share) in the first quarter of 2018 compared to a net loss of $86.3 million ($0.16 per share) in the first quarter of 2017. The smaller net loss is primarily due to the absence of impairment charges and losses on the disposition of properties recorded in the first quarter of 2017. Partly offsetting these were lower funds flow year over year and the absence of unrealized commodity risk management gains recorded in the first quarter of 2017.

Financial Resources and Liquidity

Pengrowth’s total debt (excluding letters of credit) at March 31, 2018 amounted to Cdn $662.1 million, which was a slight increase from the end of the year. The higher debt was primarily a result of Pengrowth’s development program, which is front-end weighted with the bulk of the $65 million of the 2018 capital expected to be spent in the first half of the year. In addition, as the majority of Pengrowth's long term debt and interest payments are denominated in U.S. dollars, they are subject to fluctuations in the exchange rate between the Canadian and US dollars. The weaker Canadian dollar versus the U.S. dollar during the quarter translated into a higher Canadian dollar equivalent debt, contributing to the overall increase in corporate debt. Pengrowth manages this foreign exchange exposure through swap contracts on the majority of its outstanding foreign denominated notes. At March 31, 2017 Pengrowth held U.S. $255 million of swap contracts at a weighted average exchange rate of Cdn $0.75/U.S. $1.00.

Outlook

The Company has started to demonstrate its growth potential and the development focus on our two primary assets leave us on track to generate double-digit organic production growth in 2018. Our 2018 capital expenditure budget of $65 million is unchanged and focused on adding production volumes from Lindbergh and Groundbirch. The 2018 budget is expected to generate average annual production of 22,500 to 23,500 boe per day, with an estimated 2018 exit rate of approximately 24,000 boe per day, representing double-digit production growth for 2018.

Analyst call

Pengrowth will host an analyst call and listen-only audio webcast beginning at 7:00 A.M. Mountain Time (MT) on Wednesday, May 2, 2018, during which management will review Pengrowth's first quarter results and respond to questions from the analyst community.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:

Toll free: (844) 358-9179 or International: (478) 219-0186
Live listen only audio webcast: https://edge.media-server.com/m6/p/dh38jheg

Pengrowth’s unaudited Financial Statements for the three months ended March 31, 2018 and related Management’s Discussion and Analysis can be viewed on Pengrowth’s website at www.pengrowth.com. They have also been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

About Pengrowth:

Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION
Pete Sametz
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Advisories:

Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to expected double-digit growth in exit production; expected exit production of 24,000 boe per day; anticipated $65 million of capital expenditures in 2018 and the focus thereof on adding production volumes at Lindbergh and Groundbirch; expected average daily production in 2018; continued optimization activities at Lindbergh including the drilling of eight additional infill wells; Lindbergh production reaching 18,000 boe per day by the end of the year; expectation of new infill wells to be on stream by the fourth quarter of 2018; anticipated completion and tie-in of fourth well at Groundbirch in the third quarter of 2018; expected increase in production at Groundbirch to 30 MMcf per day by the end of 2018; plans to utilize the majority of Groundbirch natural gas in the Company’s thermal operations; G&A cost structures expected to decrease in the second half of 2018 and remain within full year guidance and the expectation for higher realized prices for liquids production and higher expected funds flow from operations starting in 2019. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2018.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional and Non-GAAP Measures
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents additional and non-GAAP measures including total debt before working capital, total debt including working capital, net operating costs and cash G&A expenses. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are provided, in part, to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis. These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information including reconciliation to the applicable GAAP measure with respect to these additional and non-GAAP measures can be found in the MD&A.

Note to US Readers
We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51- 101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

Current SEC reporting requirements permit, but do not require United States oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs. See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves. The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.